EXHIBIT 11

Citizens Financial Corporation and Subsidiaries

Computation of Per Share Earnings

(Unaudited)

Nine Months Ended September 30	2006	2005

Numerator:
Net Income	$ (302,566)	$ 156,517

Denominator:
Weighted average common shares	1,663,133	1,671,628

Earnings Per Share:
Net Income	$ (0.18)	$ 0.09

Three Months Ended September 30	2006	2005

Numerator:
Net Income	$ (82,189)	$ 142,852

Denominator:
Weighted average common shares	1,653,602	1,671,628

Earnings Per Share:
Net Income	$ (0.04)	$ 0.09

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